UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: April 23, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated April 24, 2014.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of CNOOC Limited (the “Company”) or any of its subsidiaries (the “Securities”) in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Any public offering of the Company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements. The Company is conducting a public offering of the securities as described herein in the United States pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-188261) filed with the United States Securities and Exchange Commission (the “SEC”) on 1 May 2013, as amended by the post-effective amendment No. 1 to the registration statement filed with the SEC on 22 April 2014.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

US$1,250,000,000 1.625% GUARANTEED NOTES DUE 2017

US$2,250,000,000 4.250% GUARANTEED NOTES DUE 2024

US$500,000,000 4.875% GUARANTEED NOTES DUE 2044

UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY THE COMPANY

This announcement is made by the Company pursuant to the Inside Information Provision under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) and Rule 13.09 of the Listing Rules.

Reference is made to the announcements of the Company dated 23 April 2014 in relation to the proposed offering of notes by CNOOC Nexen Finance (2014) ULC to be guaranteed by the Company.

The Board is pleased to announce that on 23 April 2014, New York time, the Company and CNOOC Nexen Finance (2014) ULC entered into an Underwriting Agreement with BOC International, Citi, Credit Suisse, Deutsche Bank, Goldman Sachs (Asia) L.L.C., J.P. Morgan, Morgan Stanley and UBS in connection with the issuance of the 2017 Notes, 2024 Notes and 2044 Notes.

The aggregate proceeds from the issuance of the Notes, after deducting underwriting commissions and estimated offering expenses payable by CNOOC Nexen Finance (2014) ULC and the Company, are estimated to be approximately US$3,963.2 million. The proceeds will be loaned to the Company or a company controlled by it to be used in part for repaying all or part of the outstanding borrowings under the Refinancing Loan Facility. The Refinancing Loan Facility agreement was entered into for the purpose of repaying part of the bridge loan that financed the acquisition of Nexen Inc. The remaining proceeds, if any, will be used for general corporate purposes.

Application has been made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the Notes by way of debt issue to professional investors only. Listing of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Notes, the Company or CNOOC Nexen Finance (2014) ULC.

INTRODUCTION

This announcement is made by the Company pursuant to the Inside Information Provision under Part XVIA of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) and Rule 13.09 of the Listing Rules.

Reference is made to the announcements of the Company dated 23 April 2014 in relation to the proposed offering of notes by CNOOC Nexen Finance (2014) ULC to be guaranteed by the Company.

The Board is pleased to announce that on 23 April 2014, New York time, the Company and CNOOC Nexen Finance (2014) ULC entered into an Underwriting Agreement with BOC International, Citi, Credit Suisse, Deutsche Bank, Goldman Sachs (Asia) L.L.C., J.P. Morgan, Morgan Stanley and UBS, in connection with the issuance of the 2017 Notes, 2024 Notes and 2044 Notes.

THE UNDERWRITING AGREEMENT

Date

23 April 2014

Parties to the Underwriting Agreement

(a) CNOOC Nexen Finance (2014) ULC as the issuer of the Notes;

(b) The Company as the guarantor with respect to the obligations of CNOOC Nexen Finance (2014) ULC under the Notes and the Indenture; and

(c) BOC International, Citi, Credit Suisse, Deutsche Bank, Goldman Sachs (Asia) L.L.C., J.P. Morgan, Morgan Stanley and UBS, as the underwriters of the Notes.

BOC International, Citi, Credit Suisse, Deutsche Bank, Goldman Sachs (Asia) L.L.C., J.P. Morgan, Morgan Stanley and UBS are the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, BOC International, Citi, Credit Suisse, Deutsche Bank, Goldman Sachs (Asia) L.L.C., J.P. Morgan, Morgan Stanley and UBS, are independent third parties and are not connected persons of the Company.

The Company is conducting a public offering of the 2017 Notes, 2024 Notes and 2044 Notes in the United States pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-188261) filed with the SEC on 1 May 2013, as amended by the post-effective amendment No. 1 to the registration statement filed with the SEC on 22 April 2014. None of the Notes will be offered to the public in Hong Kong nor will the Notes be placed to any connected persons of the Company.

PRINCIPAL TERMS OF THE NOTES

Notes Offered

Subject to certain conditions to completion, CNOOC Nexen Finance (2014) ULC will issue the 2017 Notes in an initial aggregate principal amount of US$1,250,000,000 which will mature on 30 April 2017, 2024 Notes in an initial aggregate principal amount of US$2,250,000,000 which will mature on 30 April 2024 and the 2044 Notes in an initial aggregate principal amount of US$500,000,000 which will mature on 30 April 2044, unless any of the 2017 Notes, the 2024 Notes or the 2044 Notes are redeemed earlier pursuant to the respective terms thereof and of the Indenture. At maturity, the Notes are payable at 100% of the principal amount thereof.

Issue Price

The issue price of the 2017 Notes will be 99.616% of the principal amount, plus accrued interest, if any, from 30 April 2014 to the issue date. The issue price of the 2024 Notes will be 99.565% of the principal amount, plus accrued interest, if any, from 30 April 2014 to the issue date. The issue price of the 2044 Notes will be 98.358% of the principal amount, plus accrued interest, if any, from 30 April 2014 to the issue date.

Interest

The 2017 Notes will bear interest from 30 April 2014 at the rate of 1.625% per annum, payable semi-annually in arrears commencing on 30 October 2014. The 2024 Notes will bear interest from 30 April 2014 at the rate of 4.250% per annum, payable semi-annually in arrears commencing on 30 October 2014. The 2044 Notes will bear interest from 30 April 2014 at the rate of 4.875% per annum, payable semi-annually in arrears commencing on 30 October 2014. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Ranking of the Notes and Guarantees

The Notes will be the direct, unconditional, unsubordinated and unsecured obligations of CNOOC Nexen Finance (2014) ULC, and rank pari passu with all other unsecured and unsubordinated obligations of CNOOC Nexen Finance (2014) ULC (other than obligations preferred by applicable law) and senior in priority of payment and in all other respects to all other Indebtedness of CNOOC Nexen Finance (2014) ULC that is designated as subordinate or junior in right of payment to the Notes.

The Notes are unconditionally guaranteed as to the payment of the principal and interest in respect thereof and all other amounts payable under the Notes by the Company as evidenced by the Guarantees set forth in the Indenture. The Guarantees are the Company’s direct, unconditional, unsubordinated and unsecured obligation and will rank pari passu with all of the Company’s other unsecured and unsubordinated obligations (other than obligations preferred by applicable law) and senior in priority of payment and in all other respects to all the Company’s other Indebtedness that is designated as subordinate or junior in right of payment to the Guarantee.

Events of Default

Each of the following shall constitute an “Event of Default” under the Indenture for each series of Notes:

(i)	failure to pay principal of any Note of that series within two business days after the date on which such amount is due and payable, upon optional redemption, acceleration or otherwise;

(ii)	failure to pay interest on any Note of that series within 30 days after the due date for such payment;

(iii)	failure to perform any other covenant or agreement of the Company or CNOOC Nexen Finance (2014) ULC in the Indenture, and such failure continues for 60 days after there has been given, by registered or certified mail, to the Company or CNOOC Nexen Finance (2014) ULC, as the case may be, by the Trustee or by the holders of at least 25% in aggregate principal amount of the Notes of that series then outstanding (with a copy to the Trustee) a written notice specifying such failure and requiring it to be remedied and stating that such notice is a “Notice of Default” under the Indenture;

(iv)	the Guarantees shall cease to be in full force or effect or the Company shall deny or disaffirm its obligations under the Guarantees;

(v)	(a) failure to pay upon final maturity (after giving effect to the expiration of any applicable grace period therefor) the principal of any Indebtedness of the Company, CNOOC Nexen Finance (2014) ULC or any Principal Subsidiary, (b) acceleration of the maturity of any Indebtedness of the Company, CNOOC Nexen Finance (2014) ULC or any Principal Subsidiary following a default by the Company, CNOOC Nexen Finance (2014) ULC or such Principal Subsidiary, if such Indebtedness is not discharged, or such acceleration is not annulled, within 10 days after receipt by the Trustee of the written notice from the Company or CNOOC Nexen Finance (2014) ULC as provided in the Indenture, or (c) failure to pay any amount payable by the Company, CNOOC Nexen Finance (2014) ULC or any Principal Subsidiary under any guarantee or indemnity in respect of any Indebtedness of any other Person if such obligation is not discharged or otherwise satisfied within 10 days after receipt of written notice as provided in the Indenture; provided, however, that no such event set forth in (a), (b) or (c) shall constitute an Event of Default unless the aggregate outstanding Indebtedness to which all such events relate exceeds the greater of (x) US$100,000,000 (or its equivalent in any other currency) and (y) 2% of the shareholders’ equity of the Company as determined under IRFS IASB; and

(vi)	certain events in bankruptcy, insolvency or reorganization in respect of the Company, CNOOC Nexen Finance (2014) ULC or any Principal Subsidiary as provided in the Indenture.

If an Event of Default (other than an Event of Default described in (vi) above) with respect to the Notes of that series shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes of that series then outstanding by written notice as provided in the Indenture may declare the unpaid principal amount of such Notes and any accrued and unpaid interest thereon (and any additional amount payable in respect of any deduction or withholding for any present or future taxes of the applicable relevant taxing jurisdiction) to be due and payable immediately.

If an Event of Default described in (vi) above with respect to the Notes of that series shall occur, the unpaid principal amount of all the Notes of that series and any accrued and unpaid interest thereon (and any additional amount payable in respect of any deduction or withholding for any present or future taxes of the applicable relevant taxing jurisdiction) will automatically, and without any action by the Trustee or any holder of the Notes of that series, become immediately due and payable.

After any such acceleration but before a judgment or decree based on acceleration has been obtained, the holders of at least a majority in aggregate principal amount of the Notes of that series then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture.

Covenants

The Company has covenanted in the Indenture, with certain exceptions, not to, and not permit CNOOC Nexen Finance (2014) ULC or any Principal Subsidiary to, create, incur, assume or permit to exist certain liens upon any of its property or assets now owned or hereafter acquired, to secure any Indebtedness of the Company, CNOOC Nexen Finance (2014) ULC or such Principal Subsidiary (or any guarantees or indemnity in respect thereof) unless certain conditions are satisfied. The Notes and the Indenture do not otherwise restrict or limit the Company’s ability to incur additional indebtedness by itself or its subsidiaries or its ability to enter into transactions with, or to pay dividends or make other payments to, affiliates.

Redemption

At any time, CNOOC Nexen Finance (2014) ULC as the issuer or the Company as the guarantor may at its option redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the applicable premium as of, and accrued and unpaid interest, if any, to the redemption date.

Reason for the Notes

The Group is an upstream company specializing in the exploration, development and production of oil and natural gas. The Group is a dominant oil and gas producer in offshore China and, in terms of reserves and production, it is also one of the largest independent oil and natural gas exploration and production companies in the world.

The aggregate proceeds from the issuance of the Notes, after deducting underwriting commissions and estimated offering expenses payable by CNOOC Nexen Finance (2014) ULC and the Company, are estimated to be approximately US$3,963.2 million. The proceeds will be loaned to the Company or a company controlled by it to be used in part for repaying all or part of the outstanding borrowings under the Refinancing Loan Facility. The Refinancing Loan Facility is guaranteed by the Company and has an interest rate of 0.75% per annum over London interbank offered rate and is scheduled to mature on 25 February 2015. The Refinancing Loan Facility agreement was entered into for the purpose of repaying part of the bridge loan that financed the acquisition of Nexen Inc. Up to approximately US$260 million, or approximately 6.6%, of the proceeds from the issue of the Notes are expected to be used to repay lenders that act as or are otherwise affiliated with certain underwriters of the offering. The remaining proceeds, if any, will be used for general corporate purposes.

Listing

Application has been made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the Notes by way of debt issue to professional investors only. Listing of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Notes, the Company or CNOOC Nexen Finance (2014) ULC.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

“2017 Notes”	US$1,250,000,000 aggregate principal amount of 1.625% guaranteed notes due 30 April 2017

“2024 Notes”	US$2,250,000,000 aggregate principal amount of 4.250% guaranteed notes due 30 April 2024

“2044 Notes”	US$500,000,000 aggregate principal amount of 4.875% guaranteed notes due 30 April 2044

“Board”	the board of Directors

“BOC International”	BOCI Asia Limited, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Citi”	Citigroup Global Markets Inc., one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“CNOOC Nexen Finance (2014) ULC”	CNOOC Nexen Finance (2014) ULC, an unlimited company incorporated under the Companies Act (Nova Scotia), Canada, and an indirect wholly-owned subsidiary of the Company

“Company”	CNOOC Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Hong Kong Stock Exchange and whose American Depositary Receipts are listed on the New York Stock Exchange and Toronto Stock Exchange

“connected person”	has the meaning ascribed to it under the Listing Rules

“Credit Suisse”	Credit Suisse Securities (USA) LLC, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Deutsche Bank”	Deutsche Bank AG, Singapore Branch, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Director(s)”	the directors, including the non-executive directors, of the Company

“Goldman Sachs (Asia) L.L.C.”	Goldman Sachs (Asia) L.L.C., one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Group”	the Company and its subsidiaries from time to time

“Guarantees”	the guarantees given by the Company with respect to CNOOC Nexen Finance (2014) ULC’s obligations under the Notes

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Indebtedness”	“Indebtedness” of any Person means, at any date, without duplication, (i) any outstanding indebtedness for or in respect of money borrowed (including bonds, debentures, notes or other similar instruments, whether or not listed) that is evidenced by any agreement or instrument, excluding trade payables; (ii) all non-contingent obligations of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit or similar instrument; and (iii) all Indebtedness of others guaranteed by such Person; provided, however, that, for the purpose of determining the amount of the Company’s Indebtedness outstanding at any relevant time, the amount included as the Company’s Indebtedness in respect of finance leases shall be the net amount from time to time properly characterized as “obligations under finance leases” in accordance with the IFRS IASB

“Indenture”	the written agreement between the Company as guarantor, CNOOC Nexen Finance (2014) ULC as issuer of the Notes and The Bank of New York Mellon as trustee of the Notes, pursuant to which the Notes will be issued

“J.P. Morgan”	J.P. Morgan Securities LLC, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Morgan Stanley”	Morgan Stanley & Co. International plc, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Notes”	the 2017 Notes, 2024 Notes and 2044 Notes issued by CNOOC Nexen Finance (2014) ULC and guaranteed by the Company

“Person”	any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity

“PRC”	The People’s Republic of China excluding, for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region and Taiwan area

“Principal Subsidiary”	“Principal Subsidiary” at any time shall mean one of the Company’s subsidiaries:

(i) as to which either or both of the following conditions is/are satisfied: (a) its net profit or (in the case of one of the Company’s subsidiaries which has subsidiaries) consolidated net profit attributable to the Company (in each case before taxation and exceptional items) is at least 10% of the Company’s consolidated net profit (before taxation and exceptional items); or (b) its net assets or (in the case of one of the Company’s subsidiaries which has subsidiaries) consolidated net assets attributable to the Company (in each case after deducting minority interests in subsidiaries) are at least 10% of the Company’s consolidated net assets (after deducting minority interests in subsidiaries); all as calculated by reference to the then latest audited financial statements (consolidated or, as the case may be, unconsolidated) of the Company’s subsidiary and the Company’s then latest consolidated financial statements; or

(ii) to which is transferred all or substantially all of the assets of the Company’s subsidiary which immediately prior to the transfer was a Principal Subsidiary, provided that, with effect from such transfer, the subsidiary which so transfers its assets and undertakings shall cease to be a Principal Subsidiary (but without prejudice to paragraph (i) above) and the Company’s subsidiary to which the assets are so transferred shall become a Principal Subsidiary.

“Refinancing Loan Facility”	the US$2.0 billion facility agreement among the wholly-owned subsidiary of the Company, Nexen Energy ULC, as borrower, the financial institutions named therein, as original lenders, and Citicorp International Limited, as agent

“subsidiary”	has the meaning ascribed to it under the Listing Rules

“Trustee”	The Bank of New York Mellon as trustee of the Notes

“UBS”	UBS AG, Hong Kong Branch, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Underwriting Agreement”	the agreement dated 23 April 2014 entered into among the Company, CNOOC Nexen Finance (2014) ULC, BOC International, Citi, Credit Suisse, Deutsche Bank, Goldman Sachs (Asia) L.L.C., J.P. Morgan, Morgan Stanley and UBS in relation to the offer and sale of the Notes

“U.S.” or “United States”	the United States of America, its territories and possessions and all areas subject to its jurisdiction

“U.S. Securities Act”	the United States Securities Act of 1933, as amended

“US$”	United States dollar, the lawful currency of the United States

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 24 April 2014

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Non-executive Directors

Wang Yilin (Chairman)

Yang Hua (Vice Chairman)

Lv Bo

Zhang Jianwei

Wang Jiaxiang